Exhibit 99.2

San Francisco Department of Emergency Management Selects NICE Inform
 Elite for Capturing and Analyzing 911 Communications

Handling over 1 million 911 calls annually, San Francisco’s DEM will leverage NICE’s automated solutions to bolster services to citizens, first responders and partner agencies

Hoboken, N.J., January 8, 2025 – NICE (Nasdaq: NICE) today announced that the San Francisco Department of Emergency Management (DEM) has chosen NICE Inform Elite, one of the solutions in NICE’s Evidencentral platform, to bolster services to residents, first responders and partner agencies. The City’s dispatch center is one of the top 25 busiest in the U.S., handling over one million emergency calls annually. San Francisco DEM, a NICE customer since 2006, will be upgrading to NICE’s advanced capabilities.

NICE Inform Elite will give the San Francisco DEM a single, consolidated solution for capturing and analyzing 911 communications and incident data, along with automated tools for performing Quality Assurance (QA) reviews and fulfilling evidence and FOIA (Freedom of Information Act) requests from DAs and private residents. NICE Inform Elite combines automated solutions with holistic capture and analysis of incident information – encompassing 911 calls, 911 texts, radio communications, Computer Aided Dispatch (CAD) data, screen recordings, and more – to help emergency communication centers continuously improve performance and unlock the truth from incident information.

Michelle Geddes, Chief Information Officer, San Francisco Department of Emergency Management, said, “For DEM to provide the best possible emergency services to San Francisco, we need to excel in how quickly and effectively we respond. NICE is going to enable us to support first responders during an emergency response swiftly and accurately. NICE also helps DEM partner agencies in the criminal justice process who rely on us for incident reproductions and evidence.”

Chris Wooten, Executive Vice President, NICE, said, “NICE is excited to build on our nearly two-decade-long relationship with the San Francisco Department of Emergency Management with these latest upgrades and enhancements. We’re committed to supporting the San Francisco DEM in its mission to provide the highest levels of emergency services to all San Franciscans. When 911 calls come in, lives quite literally are on the line. Our solutions unlock the truth from interactions, so 911 centers can get call handling right, every time.”

Operated by the San Francisco Department of Emergency Management, San Francisco’s newly renovated 911 dispatch center is a crucial link between the public and first responders, handling emergency calls related to police, fire, and EMS. The center is dedicated to meeting response time goals and is continuously seeking innovative solutions to enhance the efficiency and effectiveness of its highly skilled telecommunicators.

NICE Inform Elite, with its ability to automate the 911 Quality Assurance review process, promotes continuous quality improvement. Its seamless integration with Computer Aided Dispatch (CAD) enables the center to target specific types of high acuity calls, for example cardiac or domestic violence calls, for automatic QA review. The system can also be configured to automatically pull calls that took excessively long to enter or dispatch. This allows managers to review and analyze calls promptly and provide constructive feedback. By automating the QA process, NICE Inform Elite also frees up managers' time, allowing them to focus on supporting, coaching, and training staff.

Additionally, NICE Inform Elite will benefit the staff of the San Francisco Department of Emergency Management's Custodian of Records who manage over 15,000 evidence and FOIA requests from attorneys and citizens annually. With its integration with CAD, NICE Inform Elite will automate this process, saving significant time. Records custodians will be able to enter a CAD incident ID number to promptly retrieve and compile all 911 calls, radio traffic, and multimedia data related to an incident.

To learn more about NICE’s automated, digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

About the San Francisco Department of Emergency Management (DEM)
The San Francisco Department of Emergency Management (DEM) manages San Francisco's every day and not-so-everyday emergencies. DEM also helps everyone in San Francisco know how to prepare for emergencies, and what to do to be safe during one. Operated by the San Francisco Department of Emergency Management, San Francisco’s newly renovated 911 center is a critical link between the public and first responders during emergencies, serving the city and county of San Francisco, and handling over one million calls annually. The center is one of the top 25 busiest centers in the U.S. More info at www.sfdem.org and www.sf.gov/departments/department-emergency-management.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com,ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.